Filed pursuant to Rule 433

Dated January 4, 2018

Registration No. 333-211791

Free Writing Prospectus

(To Preliminary Prospectus Supplement dated January 4, 2018 and Prospectus dated June 2, 2016)

MiFID II professionals/ECPs only; no PRIIPs KID

$1,500,000,000 4.344% Subordinated Debt Securities due 2048

Term Sheet

Issuer:	Lloyds Banking Group plc
Issuer Ratings:	A3 (stable) / BBB+ (stable) / A+ (stable) (Moody’s, S&P, Fitch)
Expected Issue Ratings*:	Baa1 / BBB- / A- (Moody’s, S&P, Fitch)
Status:	Dated subordinated Tier 2 notes
Format:	SEC Registered Global Notes – Fixed Rate
Aggregate Principal Amount:	$1,500,000,000
Pricing Date:	January 4, 2018
Expected Settlement Date:	January 9, 2018 (T+3)
Maturity Date:	January 9, 2048
Coupon:	4.344%
Interest Payment Dates:	Semi-annually on January 9 and July 9, commencing July 9, 2018
Benchmark Treasury:	UST 2.750% due August 15, 2047
Benchmark Treasury Price/ Yield:	99-04 / 2.794%
Spread to Benchmark Treasury:	UST + 155 bps
Reoffer Yield:	4.344%
Reoffer Price:	100%
Underwriting Commission:	0.500%
Net Proceeds to Issuer:	$1,492,500,000
Documentation:	SEC Shelf Registration Statement of Lloyds Banking Group plc on Form F-3 ASR (File No. 333-211791), including a base prospectus dated June 2, 2016, together with a prospectus supplement for the issuance of the Subordinated Notes dated

January 4, 2018
Agreement with Respect to the Exercise of the U.K. Bail-in Power:

Notwithstanding any other agreements, arrangements, or understandings between us and any holder or beneficial owner of the Subordinated Notes, by purchasing or acquiring the Subordinated Notes, each holder (including each beneficial owner) of the Subordinated Notes acknowledges, accepts, agrees to be bound by and consents to the exercise of any U.K. bail-in power (as defined below) by the relevant U.K. resolution authority that may result in (i) the reduction or cancellation of all, or a portion, of the principal amount of, or interest on, the Subordinated Notes; (ii) the conversion of all, or a portion, of the principal amount of, or interest on, the Subordinated Notes into shares or other securities or other obligations of LBG or another person; and/or (iii) the amendment or alteration of the maturity of the Subordinated Notes, or amendment of the amount of interest due on the Subordinated Notes, or the dates on which interest becomes payable, including by suspending payment for a temporary period; which U.K. bail-in power may be exercised by means of variation of the terms of the Subordinated Notes solely to give effect to the exercise by the relevant U.K. resolution authority of such U.K. bail-in power. With respect to (i), (ii) and (iii) above, references to principal and interest shall include payments of principal and interest that have become due and payable (including principal that has become due and payable at the maturity date), but which have not been paid, prior to the exercise of any U.K. bail-in power. Each holder and beneficial owner of the Subordinated Notes further acknowledges and agrees that the rights of the holders and/or beneficial owners under the Subordinated Notes are subject to, and will be varied, if necessary, solely to give effect to, the exercise of any U.K. bail-in power by the relevant U.K. resolution authority.

For these purposes, a “U.K. bail-in power” is any write-down and/or conversion power existing from time to time under any laws, regulations, rules or requirements relating to the resolution of banks, banking group companies, credit institutions and/or investment firms incorporated in the United Kingdom in effect and applicable in the United Kingdom to us and the Group, including but not limited to any such laws, regulations, rules or requirements which are implemented, adopted or enacted within the context of a European Union directive or regulation of the European Parliament and of the Council establishing a framework for the recovery and resolution of credit institutions and investment firms and/or within the context of a U.K. resolution regime under the Banking Act as the same has been or may be amended from time to time (whether pursuant to the Banking Reform Act 2013, secondary legislation or otherwise), pursuant to which obligations of a bank, banking group company, credit institution or investment firm or any of its affiliates can be reduced, cancelled, amended, transferred and/or converted into shares or other securities or obligations of the obligor or any other person (and a reference to the “relevant U.K. resolution authority” is to any authority with the ability to exercise a U.K. bail-in power).

ISIN:	US53944YAE32

CUSIP:	53944Y AE3
Day Count Fraction:	30 / 360
Denominations:	$200,000 and integral multiples of $1,000 in excess thereof
Business Days:	Means any day, other than Saturday or Sunday, that is neither a legal holiday nor a day on which banking institutions are authorized or required by law or regulation to close in the City of New York or in the City of London
Business Day Convention:	Following, unadjusted
Expected Listing:	New York Stock Exchange
Governing Law:	The Subordinated Notes and the Indenture will be governed by the laws of the State of New York, except for the subordination and waiver of set-off provisions relating to the Subordinated Notes, which will be governed by the laws of Scotland
Joint-Book Running Managers:	BNP Paribas Securities Corp., Goldman Sachs & Co. LLC, Lloyds Securities Inc., Merrill Lynch, Pierce, Fenner & Smith Incorporated and UBS Securities LLC

* Note: A securities rating is not a recommendation to buy, sell or hold securities.  Ratings may be subject to revision or withdrawal at any time, and each rating should be evaluated independently of any other rating.

It is expected that delivery of the Subordinated Notes will be made against payment thereof on or about January 9, 2018, which will be three business days (as such term is used for purposes of Rule 15c6-1 of the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”)) following the date hereof (such settlement cycle being referred to as “T+3”). Under Rule 15c6-1 of the Exchange Act, trades in the secondary market generally are required to settle in two business days unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the securities on the date of pricing will be required, by virtue of the fact that the securities initially will settle in T+3 to specify an alternative settlement cycle at the time of any such trade to prevent failed settlement. Purchasers of the securities who wish to make such trades should consult their own advisors.

Lloyds Banking Group plc has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates.  Before you invest, you should read the prospectus in that registration statement and other documents Lloyds Banking Group plc has filed with the SEC for more complete information about Lloyds Banking Group plc and this offering.  You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov.  Alternatively, Lloyds Banking Group plc and, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling BNP Paribas Securities Corp. at 1-800-854-5674, Goldman Sachs & Co. LLC at 1-866-471-2526, Lloyds Securities Inc. at 1-212-930-5000, Merrill Lynch, Pierce, Fenner & Smith Incorporated at 1-800-294-1322 or UBS Securities LLC at 1-888-827-7275.

MIFID II product governance / Professional investors and ECPs only target market – Solely for the purposes of each manufacturer’s product approval process, the target market assessment in respect of the Subordinated Notes has led to the conclusion that: (i) the target market for the Subordinated Notes is eligible counterparties and professional clients only, each as defined in Directive 2014/65/EU (as amended, “MiFID II”); and (ii) all channels for distribution of the Subordinated Notes to eligible counterparties and professional clients are appropriate. Any person subsequently offering, selling or recommending the Subordinated Notes (a "distributor") should take into consideration the manufacturers’ target market assessment; however, a distributor subject to MiFID II is responsible for undertaking its own target market assessment in respect of the Subordinated Notes (by either adopting or refining the manufacturers’ target market assessment) and determining appropriate distribution channels.

PRIIPS Regulation / Prohibition of sales to EEA retail investors – the Subordinated Notes are not intended to be offered, sold or otherwise made available to and should not be offered, sold or otherwise made available to any retail investor in the European Economic Area (“EEA”). For these purposes, a retail investor means a person who is one (or more) of: (i) a retail client as defined in point (11) of Article 4(1) of MiFID II; or (ii) a customer within the meaning of Directive 2002/92/EC (the “IMD”), where that customer would not qualify as a professional client as defined in point (10) of Article 4(1) of MiFID II. Consequently no key information document required by Regulation (EU) No 1286/2014 (the “PRIIPs Regulation”) for offering or selling the Subordinated Notes or otherwise making them available to retail investors in the EEA has been prepared and therefore offering or selling the Subordinated Notes or otherwise making them available to any retail investor in the EEA may be unlawful under the PRIIPs Regulation.

Lloyds Banking Group plc and its subsidiaries may participate in benchmarks in any one or more of the following capacities; as administrator, submitter or user. Benchmarks may be referenced by Lloyds Banking Group plc for internal purposes or used to reference products, services or transactions which we provide or carry out with you.  More information about Lloyds Banking Group plc’s participation in benchmarks is set out in the Benchmark Transparency Statement.

Any legends, disclaimers or other notices that may appear below are not applicable to this communication and should be disregarded. Such legends, disclaimers or other notices have been automatically generated as a result of this communication having been sent via Bloomberg or another system.

4